EXHIBIT 99.1


Kronberg, Germany - (CZZ: FSE): As a result of the takeover of Celanese AG by BCP Crystal Acquisition GmbH & Co. KG , various changes are planned for the Celanese Group organization and management structure. As already announced, the Celanese Group will be controlled by a U.S. management holding company in the future. It is BCP's intent to appoint a management team of the new company which will include David Weidman as chief executive officer, Lyndon Cole as executive vice president and Andreas Pohlmann as chief administrative officer. A decision on the remaining position of chief financial officer will be made soon.

As announced earlier, the current Celanese AG management board chairman, Claudio Sonder, will retire and current chief financial officer, Perry Premdas, will leave the company as planned on October 31, 2004.

Taking this new group structure into account, today the Celanese AG supervisory board has named a new management board. It appointed Dr. Andreas Pohlmann, currently chief administrative officer and director of personnel, as the new chairman of the Celanese AG board of management and director of personnel. In addition, the supervisory board named Dr. Lyndon Cole, board member of Celanese AG and president of Ticona, to also serve as vice chairman of the management board and current vice president treasurer Peter Jakobsmeier as the company's new chief financial officer. The appointments are to go into effect November 1, 2004. David Weidman will leave the management board of Celanese AG effective October 31. It is intended to have him appointed by the court as a member of Celanese AG supervisory board.

Celanese AG supervisory board chairman Dr. Bernd Thiemann thanked Sonder and
Premdas: "Claudio Sonder and Perry Premdas have been the main architects of an extraordinarily positive development of Celanese AG in the last five years. They stand for rigorous strategic thinking and acting, as well as financial discipline and transparency, values which have earned the company great respect in the industry and on the financial markets. Sonder and Premdas have thus laid the foundation for a successful future for Celanese."